July 7, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:  Crown Holdings, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed March 21, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
        Filed May 4, 2011
        Form 8-K Filed June 14, 2011
        File No. 0-50189

Dear Mr. Decker:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated July 6, 2011 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A, Form 10-Q for the fiscal quarter ended March 31, 2011 and Form 8-K filed June 14, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 8-K filed June 14, 2011

1.
We note that you filed a Form 8-K on June 14, 2011, to report your entry into a sixth amendment to your credit agreement.  Please file an amendment to this Form 8-K to file the sixth amendment to your credit agreement as a material contract exhibit.

We will file the sixth amendment to the credit facility as an exhibit to Form 10-Q for the fiscal quarter ended June 30, 2011.

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller